WITHDRAWAL OF FORM 1-A

PROMETHEUM, INC.

120 WALL STREET, 25TH FLOOR

NEW YORK, NEW YORK 10005

November 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prometheum, Inc. Withdrawal of Form 1-A File No. 024-10760

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Prometheum, Inc., a Delaware corporation (the “Company”), hereby request that its offering statement on Form 1-A (File No. 024-10760) together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2017, be withdrawn effective immediately. The Company is requesting withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with the Offering Statement. The Offering Statement has not been qualified and no securities have been sold pursuant to the Offering Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding this request for withdrawal, please contact Martin H. Kaplan by telephone at (212) 269-1400.

PROMETHEUM, INC.

By:	/s/ Martin H. Kaplan
Martin H. Kaplan
Chairman
November 18, 2021